Exhibit 99.1

Scorpio Tankers Inc. Announces Fourth Quarter Earnings Guidance and Vessel Deliveries

MONACO--(Marketwired – January 21, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today earnings guidance for the three months ended December 31, 2014 and that it has taken delivery of five newbuilding vessels.

Fourth quarter 2014 earnings guidance

The Company expects fourth quarter 2014 earnings per share to be within a range of $0.10 to $0.14 per share. This range does not include the following items:

•
An aggregate write-down of $17.6 million, or $0.12 per share, relating to (i) the discontinuation of equity method accounting for our investment in Dorian LPG Ltd. (“Dorian”) as of October 29, 2014 and (ii) the designation of STI Harmony and STI Heritage as held for sale at December 31, 2014.

•	An estimate of the Company's share of profit (equity in earnings) from Dorian for the period through October 29, 2014.

Newbuilding vessel deliveries

The Company recently took delivery of the following vessels:

•	STI Rose, an LR2 product tanker, was delivered from Daehan Shipbuilding Co. Ltd. Upon delivery, this vessel began a voyage for 14 days at approximately $30,000 per day.

•
STI Tribeca and STI Gramercy, MR product tankers, were delivered from SPP Shipbuilding Co., Ltd. of South Korea.  Upon delivery, each vessel began a time charter for up to 120 days at approximately $18,000 per day.

•
STI Hammersmith and STI Rotherhithe, Handymax product tankers, were delivered from Hyundai Mipo Dockyard of South Korea.  Upon delivery, each vessel began a time charter for up to 120 days at approximately $14,000 per day.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 62 tankers (eight LR2 tankers, two LR1 tankers, 15 Handymax tankers, 36 MR tankers, and one post-Panamax tanker) with an average age of 1.3 years, time charters-in 24 product tankers (eight LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 19 newbuilding product tankers (nine MR and 10 LR2), five of which are expected to be delivered in the first quarter of 2015, ten of which are expected to be delivered in the second quarter of 2015 and the remaining four vessels throughout 2016. The Company has also reached agreements to sell three vessels of its older vessels (two LR1 tankers and one post-Panamax tanker).  The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616